Exhibit 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1	Name and Address of Reporting Issuer

Greenfire Resources Ltd. (“Greenfire” or the “Corporation”)
800, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Item 2	Date of Material Change

July 13, 2026

Item 3	News Release

The news release with respect to the material change referred to in this material change report was disseminated by the Corporation through a recognized newswire on July 13, 2026, and subsequently filed under the Corporation’s profile on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca and with the U.S. Securities Exchange Commission at www.sec.gov.

Item 4	Summary of Material Change

On July 13, 2026, the Corporation announced it entered into a definitive agreement (the “Acquisition Agreement”) with Connacher Oil and Gas Limited (“Connacher”) to acquire all of the issued and outstanding Class A common shares of Connacher (the “Connacher Shares”) for $1.29 billion in cash consideration, subject to certain closing adjustments (the “Acquisition”). In connection with the Acquisition, the Corporation also announced its intention to undertake a rights offering for gross proceeds of at least $575 million, subject to receipt of all necessary approvals and to market and other conditions (the “Rights Offering”).

Item 5	Full Description of Material Change

On July 13, 2026, the Corporation announced that it entered into the Acquisition Agreement with Connacher. In connection with the Acquisition, the Corporation also announced its intention to undertake the Rights Offering.

Details of the Acquisition and the Acquisition Agreement

Pursuant to the Acquisition Agreement, Greenfire has agreed to make an offer (the “Offer”) to all of the holders of Connacher Shares (the “Connacher Shareholders”) to acquire all of the issued and outstanding Connacher Shares for $1.29 billion in cash consideration, subject to certain closing adjustments. The Offer was sent on July 14, 2026 and will remain open until August 4, 2026, unless extended in accordance with the Acquisition Agreement.

Concurrent with the execution of the Acquisition Agreement, certain Connacher Shareholders (the “Supporting Connacher Shareholders”) holding approximately 73.6% of the issued and outstanding Connacher Shares entered into voting support agreements with the Corporation, pursuant to which the Supporting Connacher Shareholders agreed, among other things, to (a) irrevocably deposit their Connacher Shares under the Offer, and (b) as Majority Holders under Connacher’s unanimous shareholder agreement (the “Shareholder Agreement”), determine to consummate the transactions contemplated by the Acquisition Agreement as a Corporate Sale (as defined in the Shareholder Agreement) and cause a drag-along notice (the “Drag-Along Notice”) to be delivered all other Connacher Shareholders pursuant to the Shareholder Agreement. The Drag-Along Notice was delivered by Greenfire to all other Connacher Shareholders concurrently with delivery of the Offer.

The completion of the Acquisition is subject to certain closing conditions, including but not limited to all Connacher Shares having been validly and irrevocably deposited under the Offer, delivery of the Drag-Along Notice, the receipt of approval under the Competition Act (Canada), the absence of a material adverse change in respect of Connacher and its subsidiaries (taken as a whole), and delivery of executed payout letters in respect of the repayment of the amounts outstanding under Connacher’s term loan agreement and revolving credit agreement. The Acquisition Agreement also contains: (a) customary representations and warranties of Connacher and interim covenants of Connacher with respect to the operation of its business prior to closing of the Offer; (b) non-solicitation covenants of Connacher; and (c) mutual non-completion fees payable by either Connacher or Greenfire in the event that the Acquisition Agreement is terminated in certain circumstances.

Upon the satisfaction or waiver of all conditions set forth in the Acquisition Agreement, Greenfire will take up and pay for the Connacher Shares. If any of the Connacher Shareholders do not deposit their Connacher Shares prior to the expiry time of the Offer, Connacher is obligated to deliver the remaining Connacher Shares by exercising its power of attorney granted pursuant to the Shareholders Agreement for an on behalf of such Connacher Shareholders upon expiry of the 30-day notice period in the Drag-Along Notice in order to complete the Acquisition. Greenfire and Connacher agreed in the Acquisition Agreement to use commercially reasonable basis to complete the Acquisition on or about August 12, 2026.

For further information, see the full text of the Acquisition Agreement, which is filed on Greenfire’s SEDAR+ profile at www.sedarplus.ca and on Greenfire’s EDGAR profile at www.sec.gov.

Details of the Financing

In connection with the Acquisition, Greenfire entered into a commitment letter (the “Commitment Letter”) with Bank of Montreal (“BMO”), National Bank of Canada (together with BMO, collectively, the “Commitment Parties”) and National Bank of Canada Capital Markets, pursuant to which, among other things, the Commitment Parties have committed (subject to the terms and conditions thereof) to make available to Greenfire: (a) revolving credit facilities in an aggregate maximum amount of $725 million (the “Incremental Revolving Credit Facilities”), to be established pursuant to an increase to Greenfire’s existing $275 million revolving credit facilities (the “Existing Revolving Facilities” and collectively with the Incremental Revolving Credit Facilities, the “Amended Revolving Credit Facilities”) under its amended and restated credit agreement dated December 19, 2025 (as amended, supplemented or otherwise modified prior to the date hereof, the “Existing Credit Agreement”) and a commitment to backstop the commitments of any lenders under the Existing Credit Agreement that do not agree to the amendments to the Existing Credit Agreement required to give effect to the increased commitments contemplated by the Incremental Revolving Credit Facilities; and (b) a new non-extendible, non-revolving equity bridge credit facility in an aggregate principal amount of $575 million (the “Bridge Facility” and, together with the Amended Revolving Credit Facilities, collectively, the “Acquisition Credit Facilities”). The proceeds of the Acquisition Credit Facilities will be used to, among other things, pay the entire consideration payable under the Offer together with related transaction expenses, and to repay and discharge Connacher’s existing indebtedness.

The Amended Revolving Credit Facilities will continue to be secured by the security granted under the Existing Credit Agreement and will mature two years following the closing of the Acquisition (subject to the extension provisions to be set forth in the definitive documents), with no scheduled amortization. The Bridge Facility will be guaranteed by Greenfire’s material subsidiaries on an unsecured basis and secured by cash security arrangements provided by the WEF Shareholders (as defined below). The Bridge Facility will mature nine months following the closing of the Acquisition, with no scheduled amortization, and will be subject to mandatory prepayment, on a dollar-for-dollar basis, with the net cash proceeds of any equity financing completed by Greenfire (including any net cash proceeds of the Rights Offering). The Offer is not subject to any financing conditions; the availability of the Acquisition Credit Facilities on closing of the Acquisition is subject to the satisfaction of limited closing conditions.

The Rights Offering

In connection with the Acquisition, the Corporation also announced its intention to undertake the Rights Offering to all holders of Greenfire common shares for gross proceeds of at least $575 million, subject to receipt of all necessary approvals and market and other conditions. The net proceeds of the Rights Offering will be used to repay the Bridge Facility.

In connection with the Acquisition and the Rights Offering, certain limited partnerships comprising Waterous Energy Fund, a current holder of approximately 72.0% of the Greenfire’s outstanding common shares (collectively, “WEF Shareholders”), have agreed to enter into a standby purchase agreement with the Corporation, pursuant to which the WEF Shareholders will commit to fully exercise their basic subscription privilege and purchase the Greenfire securities not otherwise subscribed for under the Rights Offering (the “WEF Standby Commitment”). The size of the WEF Standby Commitment will be at least $575 million.

Closing of the Rights Offering is expected to be conditional upon closing of the Acquisition. The Corporation may elect not to proceed with the Rights Offering or may modify its terms, timing and conditions.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102–Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact Travis Belak, Vice President, Finance, by telephone at 403.999.5428.

Item 9	Date of Report

July 22, 2026

Forward Looking Information

This material change report contains certain “forward-looking statements” concerning anticipated future events, results, circumstances, performance or expectations with respect to the Corporation and its operations, including its strategy and financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon future events or conditions, or include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “schedule”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. The forward-looking statements contained in this material change report include, but are not limited to: the Acquisition of Connacher and the terms thereof; the expected purchase price payable in respect of the Acquisition; the expected timing of closing the Acquisition; the expected financing plan for the Acquisition, including the anticipated Rights Offering and the expected WEF Standby Commitment, including the size thereof; the Rights Offering, including the expected timing, size, commencement, subscription price and discount applicable thereto; the expectation that closing of the Rights Offering will be conditional upon closing of the Acquisition; and the anticipated use of proceeds to repay the Bridge Facility.

The forward-looking statements herein are based on underlying assumptions and management’s beliefs, estimates and opinions, and are subject to inherent risks and uncertainties surrounding future expectations generally that may cause actual results to vary from plans, targets and estimates. Some of the important risks and uncertainties that could affect forward-looking statements include, but are not limited to: failure to complete the Acquisition on anticipated terms and timing, or at all, including the satisfaction of customary closing conditions and obtaining regulatory approvals; not completing the Rights Offering; failing to repay the Corporation’s indebtedness, including the Bridge Facility; determination of the overall size and price of the Rights Offering; final determination of the timing of the Rights Offering; finalization of the terms of the contemplated WEF Standby Commitment; and operational, general economic, market and business conditions, regulatory developments and weather. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control. Such risks and uncertainties include, but are not limited to, the factors discussed under the heading “Risk Factors” in the Corporation’s Annual Information Form dated March 12, 2026 which is available under the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Corporation cautions readers that actual results may vary significantly from those expected should certain risks or uncertainties materialize or should underlying assumptions prove incorrect. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

All references to “$” are to Canadian dollars.

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